# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bellevue Life Sciences Acquisition Corp., CIK 0001840425
CUSIP: 079174108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 10900 NE 4TH STREET, SUITE 2300, BELLEVUE, Washington (WA), 98004
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000898432-24-000110
Filed by CIK 0001953768

## Reporting persons
- Bellevue Global Life Science Investors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,355,000; shared voting power 0; sole dispositive power 1,355,000; shared dispositive power 0; aggregate amount beneficially owned 1,355,000 (58.4% of the class)
  Comment: The number of shares reported in Rows 5 and 7 represent shares of common stock held by Bellevue Global Life Sciences Investors, LLC, the sponsor of the Issuer (the "Sponsor"), including 34,500 shares held in escrow until the consummation of an initial business combination for the benefit of Chardan Capital Markets, LLC, the representative of the underwriters of the initial public offering. The general partner of the Sponsor is Bellevue Capital Management LLC ("Bellevue Capital"). Kuk Hyoun Hwang is the managing partner of Bellevue Capital and has voting and dispositive power over the shares held by the Sponsor. The percentage in Row 11 is based on a total of 2,319,752 shares outstanding of the Issuer as of December 31, 2024.
- BCM Europe AG: type of reporting person: other (OO); citizenship or place of organization: Switzerland (V8); sole voting power 680,000; shared voting power 0; sole dispositive power 680,000; shared dispositive power 0; aggregate amount beneficially owned 680,000 (29.3% of the class)
  Comment: The number of shares reported in Rows 5 and 7 represent shares from 310,000 private placement units and 370,000 shares of common stock eligible to be converted by BCM Europe AG ("BCME") as a result of the promissory note between the Sponsor and BCME. The promissory note between the Sponsor and BCME is convertible at the election of either the Sponsor or BCME on or after the commencement of the Issuer's initial public offering into (i) 310,000 private placement units held by the Sponsor, (ii) 370,000 founder shares held by the Sponsor, and (iii) 60,000 warrants held by the Sponsor. BCME is a wholly-owned subsidiary of Bellevue Capital. Kuk Hyoun Hwang is the managing partner of Bellevue Capital and has voting and dispositive power over the shares held by the Sponsor. The percentage in Row 11 is based on a total of 2,319,752 shares outstanding of the Issuer as of December 31, 2024.
- Bellevue Capital Management LLC: type of reporting person: other (OO); citizenship or place of organization: Washington (WA); sole voting power 2,035,000; shared voting power 0; sole dispositive power 2,035,000; shared dispositive power 0; aggregate amount beneficially owned 2,035,000 (87.7% of the class)
  Comment: The number of shares reported in Rows 5 and 7 represent (1) shares of common stock held by the Sponsor, and (2) the shares eligible for conversion by BCME. The general partner of the Sponsor is Bellevue Capital and BCME is a wholly-owned subsidiary of Bellevue Capital. Kuk Hyoun Hwang is the managing partner of Bellevue Capital and has voting and dispositive power over the shares held by the Sponsor. The percentage in Row 11 is based on a total of 2,319,752 shares outstanding of the Issuer as of December 31, 2024.
- Kuk Hyoun Hwang: type of reporting person: individual (IN); citizenship or place of organization: Korea Republic Of (M5); sole voting power 2,035,000; shared voting power 0; sole dispositive power 2,035,000; shared dispositive power 0; aggregate amount beneficially owned 2,035,000 (87.7% of the class)
  Comment: The number of shares reported in Rows 5 and 7 represent (1) shares of common stock held by the Sponsor; and (2) the shares eligible for conversion by BCME. The general partner of the Sponsor is Bellevue Capital and BCME is a wholly-owned subsidiary of Bellevue Capital. Kuk Hyoun Hwang is the managing partner of Bellevue Capital and has voting and dispositive power over the shares held by the Sponsor. The percentage in Row 11 is based on a total of 2,319,752 shares outstanding of the Issuer as of December 31, 2024.

## Item 1. Issuer
Name of issuer: Bellevue Life Sciences Acquisition Corp.
Address of issuer's principal executive offices: 10900 NE 4th Street, Suite 2300, Bellevue, WA 98004

## Item 2. Person Filing
Name of person filing:
Bellevue Global Life Science Investors, LLC (the "Sponsor")
BCM Europe AG ("BCME")
Bellevue Capital Management LLC ("Bellevue Capital")
Kuk Hyoun Hwang
Address of principal business office or, if none, residence:
The address for these entities and this individual is:
c/o Bellevue Life Sciences Acquisition Corp.
10900 NE 4th Street
Suite 2300
Bellevue, WA 98004
Citizenship:
Sponsor: Delaware
BCME: Switzerland
Bellevue Capital: Washington
Kuk Hyoun Hwang: Republic of Korea

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 on the cover pages hereto
Percent of class: See Row 11 on the cover pages hereto
Sole power to vote or to direct the vote: See Row 5 on the cover pages hereto
Shared power to vote or to direct the vote: See Row 6 on the cover pages hereto
Sole power to dispose or to direct the disposition: See Row 7 on the cover pages hereto
Shared power to dispose or to direct the disposition: See Row 8 on the cover pages hereto

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Bellevue Global Life Science Investors, LLC: /s/ Kuk Hyoun Hwang, Kuk Hyoun Hwang, Managing Member of Bellevue Capital Management LLC (02/11/2025)
- BCM Europe AG: /s/ Kuk Hyoun Hwang, Kuk Hyoun Hwang, Managing Member (02/11/2025)
- Bellevue Capital Management LLC: /s/ Kuk Hyoun Hwang, Kuk Hyoun Hwang, Managing Member (02/11/2025)
- Kuk Hyoun Hwang: /s/ Kuk Hyoun Hwang, Kuk Hyoun Hwang (02/11/2025)